United States Securities and Exchange Commission
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)

                             Burnam Management Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                      None
                                 (CUSIP Number)

                                   May 9, 2000
             (Date of Event Which Requires Filing of this Statement)

       Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / /  Rule 13d-1(b)
     /x/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

1.        Names of Reporting Persons:        Gerald Ghini

2.        Check the appropriate box if a member of a group:     (a) [ ]  (b) [ ]

3.        SEC use only

4.        Citizenship or place of organization: Canadian

          Gerald  Ghini              Foreign person, citizen of the Canada

5-8.                          Sole      Shared       Sole          Shared
                             Voting     Voting    Dispositive    Dispositive
                              Power      Power       Power          Power

          Gerald Ghini     5,000,000               5,000,000

9&11. Aggregate amount beneficially owned by each reporting person and percent of class.

                            Aggregate amount
                              Beneficially        Percent
                                  Owned           of Class

          Gerald Ghini          5,000,000           100%

10.       Check box if aggregate amount in #9
          excludes certain shares.           Not applicable.

12.       Type of reporting Person

          Gerald Ghini                       IN

--------------------------------------------------------------------------------
Schedule 13G                                                      Part 2, page 1

Item 1    (a)  Name of Issuer:               Burnam Management Inc.

          (b)  Address of Issuer's Principal Executive Offices:

                                             128 April Rd.
                                             Port Moody ,B.C. Canada V3H-3M5

Item 2    (a)  Name of Person Filing:        Gerald Ghini

          (b)  Address of Principal Business or,
               if none, Residence:           128 April Rd.
                                             Port Moody BC Canada V3H-3M5

          (c)  Citizenship:                  Canada

          (d)  Title of Class of Securities: Common Stock

          (e)  CUSIP Number:                 None

Item 3.   If statement is filed pursuant to
          Rule 13d-1(b) or 13d-2(b)          Not applicable

Item 4.   Ownership

          (a)  Amount beneficially owned:                       5,000,000 shares
          (b)  Percent of Class:                                     100%
          (c)  Number of Shares as to which
               such person has:
               (i)  sole power to vote or to direct the vote    5,000,000
               (ii) shared power to vote or to direct the vote       0
               (iii)sole power to dispose or to direct the
                    disposition of                              5,000,000
               (iv) shared power to dispose or to direct the
                    disposition of                                   0

Item 5.   Ownership of Five Percent or Less of a Class          Not applicable

Item 6.   Ownership of More than Five Percent
          on Behalf of Another Person:                          Not applicable

Item 7.   Identification and Classification of the
          Subsidiary Which Acquired the Security
          being Reported on By the Parent                       Not applicable

Item 8.   Identification and Classification of                  Not applicable
          Members of the Group

Item 9.   Notice of Dissolution of Group:                       Not applicable

Item 10.  Certification:

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        By: /s/ Gerald Ghini

September 8, 2000

--------------------------------------------------------------------------------
Schedule 13G                                                      Part 2, page 3

Item 1    (a)  Name of Issuer:               Burnam Management Inc.

          (b)  Address of Issuer's Principal Executive Offices:

                                             128 April Rd.
                                             Port Moody,  B.C.Canada V3H-3M5

Item 2    (a)  Name of Person Filing:        Gerald Ghini

          (b)  Address of Principal Business or,
               if none, Residence:
                                             128 April Rd.
                                             Port Moody BC, Canada V3H-3M5

          (c)  Citizenship:                  Canadian

          (d)  Title of Class of Securities: Common Stock

          (e)  CUSIP Number:                 None

Item 3.   If statement is filed pursuant to
          Rule 13d-1(b) or 13d-2(b)          Not applicable

Item 4.   Ownership

          (a)  Amount beneficially owned:                       0 shares (1)
          (b)  Percent of Class:                                     0%
          (c)  Number of Shares as to which
               such person has:
               (i)  sole power to vote or to direct the vote    5,000,000
               (ii) shared power to vote or to direct the vote       0
               (iii)sole power to dispose or to direct the
                    disposition of                              5,000,000
               (iv) shared power to dispose or to direct the
               disposition of                                   0

Item 5.   Ownership of Five Percent or Less of a Class          Not applicable

Item 6.   Ownership of More than Five Percent
          on Behalf of Another Person:                          Not applicable

Item 7.   Identification and Classification of the
          Subsidiary Which Acquired the Security being
          Reported on By the Parent                             Not applicable

Item 8.   Identification and Classification of Members
          of the Group                                          Not applicable



Item 9.   Notice of Dissolution of Group:                       Not applicable

Item 10.  Certification:

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        By: /s/ Gerald Ghini

                                            GERALD GHINI, Director

September 8, 2000